News Release for Immediate Release

NORMABEC SHAREHOLDERS APPROVE
PLAN OF ARRANGEMENT WITH FIRST MAJESTIC

Montreal, November 6, 2009. Normabec Mining Resources Ltd. ("Normabec") (TSX-V:NMB) is pleased to announce that its shareholders have overwhelmingly voted in favour of the proposed arrangement involving First Majestic Silver Corp ("First Majestic") (TSX:FR), Normabec and Brionor Resources Inc. (“Brionor”), a wholly-owned subsidiary of Normabec. Following the unanimous recommendation by the Normabec Board of Directors, the transaction was approved by over 99% of the votes cast at the special shareholders meeting held today in Montreal. The Final Court Order approving the Arrangement will be sought on November 9, 2009. The effective date of the arrangement is expected to be November 13, 2009.

“We are excited that the shareholders of Normabec have approved the transaction with First Majestic” said Robert Ayotte, President of Normabec. Brionor will hold Normabec’s interest in the Pitt Gold Property, and all other Québec mineral interests currently held by Normabec, and will continue to be managed by the existing Normabec management. First Majestic will also invest, via a private placement, $300,000 in Brionor, representing 9.9% of the outstanding capital of Brionor after closing.

This transaction is expected to substantially benefit Normabec shareholders by not only allowing them to participate in the future upside of First Majestic, a producing silver company focused in Mexico, but also allowing them to retain the growth potential of the Pitt Gold Project located in Québec.

Contact

TEL: 450-441-9177	Robert Ayotte, President & CEO

EMAIL:	info@normabec.com
WEBSITE:	http://www.normabec.com

TEL: 604-688-3033	Keith Neumeyer, President & CEO
First Majestic Silver Corp.

EMAIL:	info@firstmajestic.com
WEBSITE:	http://www.firstmajestic.com

Neither the TSX Venture Exchange (TSX Venture) nor its Regulation Services Provider (as that term is defined in the policies of  the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.